Exhibit 99.1

3 June 2024

Nexxen International Ltd
(“Nexxen” or the “Company”)

 Total Voting Rights

For the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules, Nexxen notifies the market that as at 3 June 2024, the Company's issued share capital consists of 195,435,245 ordinary shares with a nominal value of NIS0.01 each ("Ordinary Shares"), along with 56,591,353 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is   138,843,892.

The above figure of 138,843,892 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit www.nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).